Exhibit (a)(2)
FORM OF CERTIFICATE OF AMENDMENT TO THE
RESTATED
CERTIFICATE OF INCORPORATION OF
PATRIOT CAPITAL FUNDING, INC.
     Patriot Capital Funding, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
     FIRST: The Corporation’s Restated Certificate of Incorporation is hereby amended by deleting Article IV thereof in its entirety and replacing the following in lieu thereof:
ARTICLE IV
CAPITAL STOCK
     (A) This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is 50,000,000 shares, of which: (i) 49,000,000 shares, par value $0.01 per share, shall be shares of common stock (the “Common Stock”); and (ii) 1,000,000 shares, par value $0.01 per share, shall be shares of preferred stock (the “Preferred Stock”).
     Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the DGCL (the “Effective Time”), each share of the Corporation’s common stock, par value $0.01 per share (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and subdivided into [___( )] shares of Common Stock, par value $0.01 per share, of the Corporation (the “New Common Stock”). Fractional shares of New Common Stock resulting from such reclassification and subdivision shall be rounded down to the nearest whole number if less than 0.5 of a share of New Common Stock and shall be rounded up to the nearest whole number if equal to or greater than 0.5 of a share of New Common Stock.
     Each stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of whole shares of the New Common Stock as equals the product obtained by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by [ ___(___)]; provided, however, that fractional shares of New Common Stock resulting from such reclassification and subdivision shall be rounded down to the nearest whole number if less than 0.5 of a share of New Common Stock and shall be rounded up to the nearest whole number if equal to or greater than 0.5 of a share of New Common Stock; provided further, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and subdivided.
     (B) Common Stock. Except as (1) otherwise required by laws of the State of Delaware or (2) expressly provided in the Restated Certificate of Incorporation (as amended from time to time), each share of Common Stock shall have the same powers, rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters. The shares of Common Stock shall not have any preemptive rights whatsoever.
     (1) Dividends. Subject to the provisions of the laws of the State of Delaware and the rights of the shares of then outstanding Preferred Stock, and to the other provisions of the Restated Certificate of Incorporation (as amended from time to time), holders of shares of Common Stock shall be entitled to receive equally, on a per share basis, such dividends and other distributions in cash, securities or other property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.
     (2) Voting Rights. At every annual or special meeting of stockholders of the Corporation, each record holder of Common Stock shall be entitled to cast one (1) vote for each share of Common

Stock standing in such holder’s name on the stock transfer records of the Corporation for the election of directors and on matters submitted to a vote of stockholders of the Corporation. Except as provided with respect to any other class or series of capital stock of the Corporation hereafter classified or reclassified, the exclusive voting power for all purposes shall solely be vested with the holders of Common Stock. There shall be no cumulative voting.
     (3) Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the Corporation’s debts and other liabilities, including amounts payable upon shares of then outstanding Preferred Stock entitled to a preference on distributions in the dissolution, liquidation, or winding up of the Corporation, if any, over holders of Common Stock, upon such dissolution, liquidation or winding up, the remaining net assets of the Corporation shall be distributed among holders of shares of Common Stock equally on a per share basis. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this Paragraph (B)(3).
     (C) Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by law, to provide by resolution or resolutions for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the rights, voting powers (if any), designations, preferences, privileges, restrictions, and other rights including, but not limited to, dividend rights, conversion rights, redemption privileges and liquidation preferences, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof. Irrespective of the provisions of Section 242(b)(2) of the DGCL, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Corporation’s capital stock entitled to vote, without the separate vote of the holders of the Preferred Stock as a class.
     SECOND: The foregoing amendment has been duly adopted by the Board of Directors and Stockholders in accordance with the provisions of Sections 141, 228 and 242 of the DGCL.
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     IN WITNESS WHEREOF, Patriot Capital Funding, Inc. has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by its Chief Executive Officer this • day of • , 2005.

PATRIOT CAPITAL FUNDING, INC.
BY:

Name: Richard P. Buckanavage Title: Chief Executive Officer

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